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February 28, 2025		NR 02 – 2025

Avrupa Minerals Reports 2024 Drilling Results and Announces Recovery of 100% of the Sesmarias Cu-Zn VMS Project

Avrupa Minerals Ltd. (TSXV: AVU) is pleased to report on the 2024 drilling program at the Sesmarias copper-zinc massive sulfide deposit in the Pyrite Belt of South Portugal.  The drilling program at Sesmarias has been a part of the joint venture between Avrupa Minerals and Sandfire Mineira Portugal, Unipessoal Lda. (“Sandfire Portugal”), a 100%-owned subsidiary of Minas de Aguas Teñidas, S.A. (“Sandfire MATSA”). Avrupa has operated the project through the JV entity PorMining Lda., and Sandfire Portugal has funded the exploration work since startup in 2020.

During the recent phase of drilling at Sesmarias, the Company completed eight diamond drill holes in the extended central zone at Sesmarias, totaling 4,828.4 meters.

550500
551000
N
Sesmarias North
Sesmarias Central
275 S
350 S
450 S
700 S
850 S
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
4204500
4204000
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)

Figure 1.  Location of 2024 drilling in the SES Central area.

Results from the drilling included one excellent high-grade intercept in SES24-054, crossing the targeted hinge zone at a depth of around 400 meters, two moderate-grade intercepts in SES24-053 and SES24-055 that passed over the hinge zone and cut into the west limb of the Sesmarias synform, and another moderate-grade intercept in SES24-059 that passed through the east limb of the synform and into the hinge zone.  SES24-057 passed under the hinge zone through weak stockwork sulfide mineralization.  Both SES24-058 and SES24-060 passed close under the synform through weak to moderate stockwork and replacement sulfide mineralization, but neither hole was sampled.  Finally, SES24-056/056A passed well under the hinge zone and was not mineralized.  Highlights of the results follow.  Note that results for SES24-053 and SES24-054 were published previously (NR -- September 19, 2024).

SES24-053:  9.15 m @ 0.40% Cu; 6.11% Pb+Zn; 0.23 g/t Au; and 50.50 g/t Ag.

SES24-054:  28.60 m @ 1.68% Cu; 7.17% Pb+Zn; 0.22 g/t Au; and 73.90 g/t Ag.

SES24-055:  21.60 m @ 0.55% Cu; 1.23% Pb+Zn; 0.56 g/t Au; and 18.55 G/t Ag.

SES24-056/056A:  no significant intercepts.

SES24-057:  34.05 m @ 0.11% Cu; 0.26% Pb+Zn; 0.11 g/t Au; 1.68 g/t Ag.

SES24-058:  21.90 m of weak stockwork/replacement mineralization; no samples.

SES24-059:  141.00 m @ 0.31% Cu; 1.97% Pb+Zn; 0.45 g/t Au; 19.74 g/t Ag.

SES24-060:  16.00 m of weak stockwork/replacement mineralization; no samples.

Table 1.  Mineral intercept results from 2024 drilling at Sesmarias.

Simplified geological section -- Sesmarias DDH's 16A-48-54-58

SES16A
SES23-048
SES24-054
SES24-058
A
B
SES24-054 – 41.20m (377.20-418.40m) @ 1.59% Cu; 5.07% PbZn; 0.21 g/t Au; 54.90g/t Ag; 53.20g/t In; 0.16% Sn
Incl.
Best polymetallic interval – 28.60m (377.20-405.80m) @ 1.68% Cu; 7.17%PbZn; 0.22g/t Au; 73.90 g/t Ag; 70.50g/t In; 0.22% Sn
SES23-048 – 9.20m (419.10-428.30m) @ 1.2% Cu; 4.51% PbZn; 0.43 g/t Au; 30.10g/t Ag; 0.13% Co; 2.99% CuEq
SES24-058 – weak stockwork and replacement sulfide mineralization; strong alteration
80m
80m
As of 09 January 2025
Looking 25ºW
X 550995
Y 4203950
X 551159
Y 4204065

550500
551000
N
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
A
B
Section 850 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)
4204500
4204000

Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)

Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
2024 drillholes

PORMINING

C Rosa, E Soares, S Ramos, P Kuhn

Figure 2.  High-grade results from SES24-054 highlight Section 850 S.  We drilled SES24-058 too steeply and closely missed the bottom of the hinge zone, based on visual review of the intensity of alteration and sulfide mineralization in black shale and volcanogenic sediments at target depth.  1-2 more holes to the south should be considered to extend the high-grade zone.

Simplified geological section -- Sesmarias DDH's 3-2-7-41-53-47-60

SES003
SES002
SES007
SES21-041
SES24-053
SES23-047
SES24-060
A
0
-400
100
200
300
400
500
SES23-047 – 43.40m @ 1.51% Cu; 6.96% PbZn; 64.10g/t Ag; 0.1% Sn; 53.10g/t In; 4.11% CuEq
Incl.
26.95m @ 2.18% Cu; 8.18% PbZn; 88.20g/t Ag; 0.15% Sn; 75.50g/t In; 5.39% CuEq
SES24-053 – 13.15m (439.70-452.85m) @ 4.57% PbZn; 34.4g/t Ag; 0.095% Sn
Incl.
9.15m (439.70-448.85m) @ 0.40% Cu; 6.11% PbZn; 50.5g/t Ag; 0.12% Sn
SES24-060 – weak stockwork and replacement sulfide mineralization; strong alteration
?
100 m
100 m
As of 09 January 2025
X 550828
Y 4204032
Looking 30ºW
X 551086
Y 4204184
N
B
550500
551000
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
B
SES24-053
SES24-060
A
SES24-054
SES24-058
Section 700 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
(ED50)
Tertiary
Shales and greywackes (Mértola Fm.)
Upper black shales
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Lower green and purple shales (with pumice breccia and ls)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
Present drillhole
PORMINING

C Rosa, E Soares, S Ramos, P Kuhn

Figure 3.  Section 700 S covers SES23-047, with similar mineralization as seen in SES24-054.  The intercepts in 047 and 054 suggest a present strike length of more than 150 meters of the high-grade polymetallic mineralization.  A 75-meter step out to the north should be a next step.  We drilled SES24-060 significantly under the hinge zone, yet still crossed weak stockwork and replacement sulfide mineralization in altered black shale and volcanogenic sediments.

Simplified geological section -- Sesmarias DDH's 15-55-56-56A

A
B
SES015
SES24-055
SES24-056
SES24-056A
0
-400
SES24-055 – 21.60m (502.40-524.00m) @ 0.53% Cu; 1.23% PbZn; 0.56g/t Au; 18.55g/t Ag;
Incl.
7.00 m (508.40 to 515.40m) @ 0.68% Cu;
100 m
100 m
As of 09 January 2025
X 550776
Y 4204242
Looking 25ºW
X 550917
Y 4204384

550500
551000
N
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
A
B
Section 450 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
(ED50)
4204500
4204000
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Purple shales
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
2024 drillholes

C Rosa, E Soares, S Ramos, P Kuhn

Figure 4.  Section 450 S shows SES24-055 crossed well over the hinge zone, but intersected mineralization in the west limb of the synform.  SES24-056/056A crossed under the hinge zone, but extremely difficult drilling conditions caused the hole to veer steeply away from the target.  Another hole, between 055 and 056/056A should be considered.

Simplified geological section -- Sesmarias DDH's 9-42-40-44-57-43-43A

SES009
SES21-042
SES21-040
SES21-044
SES24-057
SES21-043
SES21-043A
A
B
0
100
200
300
400
500
600
700
SES21-044 - 113.80m (417.20-531.00m) @ 0.35%Cu; 2.41% PbZn; 0.46g/t Au; 25.01g/t Ag; 1.58% CuEq
Incl.
60.40m (417.20-477.60) @ 0.40% Cu; 3.29% PbZn; 0.68g/t Au; 37.08g/t Ag; 2.08% CuEq
SES21-040 – 36.45m (479.40-515.85m) @ 0.72% Cu; 0.96% PbZn; 0.36g/t Au; 21g/t Ag; 1.36% CuEq
Incl.
11m (483.40-494.40) @ 1.05% Cu; 1.65% PbZn; 0.51g/t Au; 39.20g/t Ag; 2.09% CuEq
SES24-057 34.05m (498.80-532.85m) @ 0.11% Cu; 0.26% PbZn; 0.11 g/t Au; 1.68 g/t Ag
?
100 m
As of 09 January 2025
X 550617
Y 4204278
Looking 30ºW
X 551006
Y 4204550
N
550500
551000
4204500
4204000
SES24-059
SES24-057
B
SES24-055
SES24-056
SES24-056A
A
SES24-053
SES24-060
SES24-054
SES24-058
Section 350 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
?
Possible/Potential mineralisation
Mineral horizon:
Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales
(with pumice breccia and limestones)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
2024 drillholes
PORMINING
C Rosa, E Soares, S Ramos, P Kuhn

Figure 5.  Section 350 S suggests that the hinge zone is present, but the grade is not so high.  SES21-40 cut higher copper values in the lower part of the west limb, while SES24-057 intersected low copper values slightly below the hinge of the synform.  Structural relationships in this section and in 450 S indicate more structural displacement of the target than expected, leading to missing the heart of the hinge zone in these two sections.

Simplified geological section -- Sesmarias DDH's 46-59

SES21-046
SES24-059
A
B
0
100
-100
200
-200
300
-300
400
400
500
-500
600
700
SES21-046 – 25.2 meters @ 0.45% Cu; 3.01%PbZn; 0g/t Au; 35 g/t Ag
SES21-046 – 16.4 meters @ 0.2% Cu; 0.23% PbZn; 24 g/t Ag
SES24-059 – 144.25 meters (392.00 – 533.00 m) @ 0.31% Cu; 0.55% Pb; 1.42% Zn; 1.97% PbZn; 0.45 g/t Au; 19.74 g/t Ag
?
100 m
100 m
As of 09 January 2025
X 550580
Y 4204391
Looking 30ºW
X 550854
Y 4204557
N
550500
551000
4204500
4204000
B
A
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
Section 275 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
Present drillhole
PORMINING
C Rosa, E Soares, S Ramos, P Kuhn

Figure 6. Section 275 S shows robust, but medium-grade mineralization, particularly in SES24-059. At least one more hole should be considered below 059, as shown in this section.

Sandfire Portugal has also notified Avrupa Minerals that it intends to, pending the necessary approvals, transfer its interests in the project back to Avrupa Minerals. Sandfire Portugal advised Avrupa that it has formed the view, based on on the exploration work conducted to date, that the Alvalade Project does not meet Sandfire Portugal’s economic and operational interests for further mining development.

The parties have agreed to finalize current work on the project, and subject to necessary regulatory approvals, the project will be transferred to Avrupa Minerals for a nominal sum, with the portion of the share capital of the joint venture entity PorMining now held by Sandfire Portugal transferring to MAEPA Lda., Avrupa’s 100%-owned subsidiary in Portugal.

Avrupa is also drafting the final annual Alvalade License report and plans to submit it by the 14th of August 2025.  Much of the information compiled in this report will be utilized to construct a Mining License Application, required by the 14th of June 2025.  Further information concerning progress on all fronts will be disclosed in a timely manner, as the commercial documents are completed and signed, and the technical documents are submitted to the Mining Bureau call the “DGEG” in Portugal.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “While we are disappointed to see Sandfire vacate the Project, we thank the company and its personnel for their financial and technical input to the exploration around the Alvalade license, and especially at our Sesmarias discovery.  The joint venture team built a strong, successful working exploration model and followed it with overall good results.   We continue to see plenty of opportunity directly at Sesmarias and nearby surroundings, and look to the retention of 100% of the Project as a new opportunity to continue to build up the project into a long-term copper-zinc-lead-silver mining solution.”

Avrupa will attend the upcoming PDAC convention, and will have a booth at the Investors’ Center, #2548.  We invite investors, shareholders, and potential partners interested in working with us at Sesmarias to visit the booth.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 100%-owned license in Portugal, the Alvalade VMS Project.  The Company holds one 100%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing six prospects in central Finland through its partnership with Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.